Filed in the Office of *Barbara K. Cegavske* Secretary of State State Of Nevada	Business Number E0401782015-8 Filing Number 20190375787 Filed On 12/26/2019 9:21:00 AM Number of Pages 5

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ **Certificate of Designation**

☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**

☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**

☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Ando Holdings Ltd. Entity or Nevada Business Identification Number (NVID): NV20151499501
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series A Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Please see the attached Certificate of Designation
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X *[signature]* Signature of Officer Date: 12/26/2019

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 1/1/2019

CERTIFICATE OF DESIGNATION

OF

ANDO HOLDINGS LTD.

Pursuant to Section 78.1955 of the

Nevada Revised Statutes

SERIES A PREFERRED STOCK

On behalf of ANDO HOLDINGS LTD., a Nevada corporation (the “Corporation”), the undersigned hereby certifies that the following resolution has been duly adopted by the board of directors and the shareholders of the Corporation (the “Board”):

RESOLVED, that, pursuant to the authority granted to and vested in the Board by the provisions of the articles of incorporation of the Corporation (the “Articles of Incorporation”), there hereby is created, Ten Million (10,000,000) shares of preferred stock, par value $0.001 per share, of the Corporation, as authorized by the Corporation’s Articles of Incorporation (“Preferred Stock”), Series A Preferred Stock, which series shall have the following powers, designations, preferences and relative participating, optional and other special rights, and the following qualifications, limitations and restrictions:

The specific powers, preferences, rights and limitations of the Series A Preferred Stock are as follows:

1.  Dividend Provisions. Subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of any assets legally available therefor, upon any payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, as and if declared by the Board of Directors, as if the Series A Preferred Stock had been converted into Common Stock.

2.  Liquidation Preference.

(a)  In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the price per share actually paid to the Corporation upon the initial issuance of the Series A Preferred Stock (each, the “the Original Issue Price”) for each share of Series A Preferred Stock then held by them, plus declared but unpaid dividends. Unless the Corporation can establish a different Original Issue Price in connection with a particular sale of Series A Preferred Stock, the Original issue price shall be $0.001 per share for the Series A Preferred Stock.  If, upon the occurrence of any liquidation, dissolution or winding up of the Corporation, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then, subject to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, the entire assets and funds of the corporation legally available for distribution shall be distributed ratably among the holders of the each series of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

(b)  Upon the completion of the distribution required by Section 2(a) above and any other distribution that may be required with respect to the rights of any existing series of Preferred Stock or to the rights of any series of Preferred Stock which may from time to time hereafter come into existence, if assets remain in the Corporation, the remaining assets shall be distributed to the holders of the Common Stock until such time as the holders of the Common stock shall have received a return of the capital originally contributed thereby.  Thereafter, if assets remain in the Corporation, all remaining assets shall be distributed to all holders of Common Stock and to each series of Preferred Stock, pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Preferred Stock into Common Stock).

(c)  For purposes of this Section 2, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation, but excluding any merger effected exclusively for the purpose of changing the domicile of the Corporation); or (ii) a sale of all or substantially all of the assets of the Corporation, unless the Corporation’s stockholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Corporation’s acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity in approximately the same relative percentages after such acquisition or sale as before such acquisition or sale.

(d)  In any of the events specified in (c) above, if the consideration received by the corporation is other than cash, its value will be deemed its fair market value.  Any securities shall be valued as follows:

(i)  Securities not subject to investment letter or other similar restrictions on free marketability:

(A)  If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty-day period ending three (3) days prior to the closing;

(B)  If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending three (3) days prior to the closing; and

(C)  If there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(ii)  The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder’s status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (i) (A), (B) or (C) to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Preferred Stock.

(iii)  In the event the requirements of Section 2(c) are not complied with, the Corporation shall forthwith either:

(A)  cause such closing to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B)  cancel such transaction, in which event the rights, preferences and privileges of the holders of the Series A Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Section 2(c)(iv) hereof.

(iv)  The Corporation shall give each holder of record of Series A Preferred Stock written notice of such impending transaction not later than twenty (20) days prior to the stockholders’ meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction.  The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and the corporation shall thereafter give such holders prompt notice of any material changes.  The transaction shall in no event take place sooner than twenty (20) days after the corporation has given the first notice provided for herein or sooner than ten (10) days after the corporation has given notice of any material changes provided for herein; provided, however, that time periods set forth in this paragraph may be shortened upon the written consent of the holders of Series A Preferred Stock that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of all then outstanding shares of such Series A Preferred Stock.

3.  Redemption.  The Series A Preferred Stock shares are non-redeemable other than upon the mutual agreement of the Company and the holder of shares to be redeemed, and even in such case only to the extent permitted by this Certificate of Designation, the Corporation’s Articles of Incorporation and applicable law.

4.  Conversion.  The Series A Preferred Stock shares are non-convertible other than upon the mutual agreement of the Company and the holder of shares to be redeemed, and even in such case only to the extent permitted by this Certificate of Designation, the Corporation’s Articles of Incorporation and applicable law.

5.  Cost and Interest.

(a)  Cost.  Each share of Series A Preferred Stock shall cost $1.00.

(b)  Interest. Each share of Series A Preferred Stock shall earn and be paid a yearly interest payment of six percent (6%) of the amount invested.

6.  Voting Rights.  The holders of Series A Preferred Stock shall not have voting rights.

7.  Protective Provisions.  Subject to the rights of a series of Preferred Stock which may from time to time come into existence, so long as at least an aggregate of 5,000,000 shares of Series A Preferred Stock are outstanding, the Corporation shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock:

(a)  amend or repeal any provision of the Company’s Articles of Incorporation or bylaws if such action would materially and adversely change the rights, preferences or privileges of the Series A Preferred Stock;

(b)  increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series A Preferred Stock; or

(c)  redeem shares of Common Stock (other than shares repurchased upon termination of an officer, employee or director pursuant to a restricted stock purchase agreement).

IN WITNESS WHEREOF, the undersigned has duly signed this Designation as of this 26th day of December, 2019.

ANDO HOLDINGS LTD.

By:	/s/ Lam Chi Kwong Leo
Name: Lam Chi Kwong Leo Title: President